9\27 SO 10/18/04

AA 10-18-2004

04013455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C. SEP 27 2004 626

SEC FILE NUMBER 8-65244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson River Analytics Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas S. Gallo

(Name — *if individual, state last, first, middle name*)

PROCESSED OCT 20 2004 THOMSON FINANCIAL

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

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Hudson River Analytics, Inc.

Financial Report

December 31, 2003

Tel: (718) 761-7616
Fax: (718) 761-7632

Thomas S. Gallo
Certified Public Accountant
2300 Victory Boulevard
Staten Island, New York 10314

To the stockholder of
Hudson River Analytics, Inc.,
CRC No. 119994

I have audited the accompanying balance sheet Hudson River Analytics, Inc., a New York S corporation, as of December 31, 2003 and the related statements of income, stockholder's equity, cash flows and the Computation of Net Capital Under Rule 15c for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson River Analytics, Inc as of December 31, 2003, and the results of its operations, cash flows and the Computation of Net Capital Under Rule 15c for the year ended December 31, 2003, in conformity with generally accepted accounting principles.

Thomas S. Gallo C.P.A.

February 1, 2004

Hudson River Analytics, Inc.
Balance Sheet
As of December 31, 2003

ASSETS

Current Assets:		
Cash in bank	$ 29,462	
Prepaid expenses	123	
Current assets		29,585
Fixed Assets:		
Equipment and Furniture (net of accumulated depreciation of $ 455)		7,197
Other Assets:		
NASD deposit		85
Total assets		$ 36,867

LIABILITIES and STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$ 1,977	
Provision for state income taxes	2,704	
Total current liabilities		4,681
Long-term liabilities		- 0 -
Total liabilities		4,681
Stockholder's Equity:		
Common stock, no par value; stated value $1 per share; 200 shares authorized, issued and outstanding	200	
Additional paid in capital	33,249	
Accumulated deficit	(1,263)	
Total stockholder's equity		32,186
Total liabilities and stockholder's equity		$ 36,867

The accompanying notes and auditor's report are an integral part of the financial statements.

Hudson River Analytics, Inc.
Statements of Income and Stockholder's Equity
For the year ended December 31, 2003

Revenue		$ 54,027
General and Administrative Expenses:		
Rent expense	$ 4,570	
Officer's compensation	6,000	
Dues and subscriptions	4,028	
Telephone expense	2,468	
Travel expense	7,978	
Business meals	3,502	
Professional fees	1,500	
Office expense	1,352	
Insurance	516	
Depreciation expense	317	
Bank charges	60	
Total general and administrative expenses		32,291
Net operating (loss)		21,736
Other Income/(Expenses):		
Interest income		85
Net income before taxes		21,821
State and local corporation taxes		2,704
Net income		19,117
Accumulated deficit - January 1, 2003		(20,380)
Accumulated deficit - December 31, 2003		$ (1,263)

The accompanying notes and auditor's report are an integral part of the financial statements.

Hudson River Analytics, Inc.
Statements of Changes in Stockholder's Equity
For the year ended December 31, 2003

	Common Stock	Accumulated Deficit	Additional Paid in Capital	Total
Balance, December 31, 2002	$ 200	$ (20,380)	$ 31,129	$ 10,949
Contributed capital			2,120	2,120
Net profit for year 2003		19,117		19,117
Balance, December 31, 2003	$ 200	$ (1,263)	$ 33,249	$ 32,186

The accompanying notes and auditor's report are an integral part of the financial statements.

Hudson River Analytics, Inc.
Statements of Cash Flows
For the year ended December 31, 2003

Cash Flows From Operating Activities:	
Net income	$ 19,117
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation expense	317
Changes in assets and liabilities:	
Prepaid expenses	(123)
Accounts payable and accrued expenses	237
Provision for state income taxes	2,704
Net cash provided from operating activities	22,252
Cash Flows From Investing Activities:	
Purchase of furniture and fixtures	(6,450)
Net cash used from investing activities	(6,450)
Cash Flows From Financing Activities:	
Proceeds from additional paid in capital	2,120
Net cash provided from financing activities	2,120
Net increase in cash	17,922
Cash at the beginning of the period	11,540
Cash at the end of the period	$ 29,462

Supplemental disclosures of cash flow information

Cash paid during the year ended December 31, 2003 for interest was - 0 -.

The accompanying notes and auditor's report are an integral part of the financial statements.

Hudson River Analytics, Inc.
Statements of Net Capital
December 31, 2003

Total Assets	$ 36,867
Total Liabilities	(4,681)
Net Worth	32,186
Total Non-allowable assets	(7,405)
Net Capital	24,781
Minimum net capital	5,000
Excess net capital	19,781
Aggregate Indebtedness	$ (4,681)
Return of Net Capital to Aggregate Indebtedness	19%

There is no material difference between the computation of net capital required as presented herein and that reported by the Company in Part IIa of Form X-17a-5 as of December 31, 2003.

The accompanying notes and auditor's report are an integral part of the financial statements.

Hudson River Analytics, Inc.
Notes to the Financial Statements
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

Hudson River Analytics, Inc. ("The Company") is a New York S corporation, formed on February 23, 2001. The Company was approved by the Security and Exchange Commission and admitted as a member of the National Association of Security Dealers as a Broker/Dealer on July 22, 2002.

(A) Accounting method:

The Company prepares its financial statements on the accrual basis of accounting.

(B) Fixed Assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using the straight line method.

(C) Income taxes:

The financial statements contain a provision for income taxes only for New York State and New York City since the corporation is a Sub S Corporation. Income or losses of the corporation flows through to the individual stockholder who is responsible for including his share of the results of operations and other tax related items on his respective tax return.

(D) Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

The company is subject to the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months. At December 31, 2003, the Company had a net capital of $24,781 which was $19,781 in excess of its required net capital of $5,000. The Company's net capital ratio was .19 to 1.

Hudson River Analytics, Inc.
Supplementary Information
Schedule of Non-Allowable Assets
December 31, 2003

Account Name	Amount
Prepaid expenses	$ 123
Equipment and furniture	7,197
NASD deposit	85
Total non-allowable assets	$ 7,405

Hudson River Analytics, Inc.
Supplementary Information
Schedule of Aggregate Indebtedness
December 31, 2003

Account Name	Amount
Accounts payable and accrued expenses	$ 1,977
Provision for state income taxes	2,704
Total aggregate indebtedness	$ 4,681